EXHIBIT 11.1

Statement Regarding Computation of Per Share Earnings

	Year Ended December 31,
	2001	2000	1999
	(Dollars in millions, except per share amounts)
Net income from continuing operations	409	255	212
Net (loss) income from discontinued operations	(704)	(42)	4
Net (loss) income	$(295)	$213	$216

Weighted average number of common shares outstanding during each year – basic	88.9	90.0	94.8

Effect of dilutive securities: stock options	2.1	1.2	1.7

Weighted average number of common shares and common stock equivalents outstanding during each year – diluted	91.0	91.2	96.5

Basic earnings per share:
Net income from continuing operations	$4.61	$2.84	$2.23
Net (loss) income from discontinued operations	(7.93)	(0.47)	0.04
Net (loss) income	$(3.32)	$2.37	$2.27

Diluted earnings per share:
Net income from continuing operations	$4.50	$2.80	$2.19
Net (loss) income from discontinued operations	(7.74)	(0.46)	0.04
Net (loss) income	$(3.24)	$2.34	$2.23